SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 333-173681

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K   ☐ Form 11-K   ☐ Form 20-F   ☐ Form 10-Q   ☐ Form N-SAR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: E-World USA Holding, Inc.

Former name if applicable:

Address of principal executive office (Street and number): 9550 Flair Dr, Suite 308

City, state and zip code: El Monte CA 91731

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

E-World USA Holding, Inc. (the "Company") could not complete the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ding Hua Wang (626) 448-3737

(Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

E-World USA Holding, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2015	By:	/s/ Ding Hua Wang
Ding Hua Wang
Chief Executive Officer

3

Because of the Company’s acquisition as set forth in its Report on Form 8-K dated October 24, 2014, if consolidated financials of the Company along with the financial statements of Nutrisource, Inc., Prime Nutrisource, Inc. (New Jersey) and Nugale Pharmaceutical, Inc., the companies subject to that agreement, are required to be filed, it is anticipated that there will be a significant change in results of operations from the corresponding period for the last fiscal year reflected by the earnings statements to be included in the subject report on Form 10-K.